Exhibit 8.1

List of Subsidiaries

Name	Abbreviation	Place of Incorporation
ESSA Pharmaceuticals Corp.	ESSA Texas	State of Texas
Realm Therapeutics, plc	Realm	United Kingdom
Realm Therapeutics, Inc.	Realm USA	State of Delaware